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                          May 28, 2021

       Assaf Ran
       Chief Executive Officer
       Manhattan Bridge Capital, Inc.
       60 Cutter Mill Road, Suite 205
       Great Neck, New York 11201

                                                        Re: Manhattan Bridge
Capital, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 21, 2021
                                                            File No. 333-256396

       Dear Mr. Ran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Ron Ben-Bassat